

September 20, 2010

Via U.S. Mail

Mr. David Jeffs
Wagensteigstrasse 10
79274 Sankt Märgen
Germany

> **Re:** **Live Current Media Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 16, 2010 by David Jeffs et al.**
> **File No. 000-29929**

Dear Mr. Jeffs:

We have reviewed your filing and have the following comments.

Background of the Solicitation, page 7

1.   Please provide us supplementally with support for the assertion that most of the shares issued in the private placements described in the last paragraph of this section were issued to Mr. Hampson, members of his family and other members of the current board of directors. Please also disclose why you believe that this is significant.

2.   Please provide us supplementally with support for the disclosure regarding Mr. Hampson's statements appearing in the second and third paragraphs of this section.

Reasons for Mr. Jeffs's Solicitation, page 7

3.   Please provide us supplementally with support for the assertions concerning Mr. Hampson's purported common law spouse appearing in the second bullet point of this section.

As requested in our prior letter, in responding to our comments, please provide a written statement from each participant that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (845) 255-1814
        D. Roger Glenn, Esq.
        Glenn & Glenn, L.L.P.